SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú

Item
1.	Translation of a letter to CONASEV, dated February 22, 2007, regarding the call for the Mandatory Annual Shareholder’s Meeting and the Special Class B Shareholders’ Meeting.

2.	Translation of a notice regarding the special Class B Shareholders’ Meeting and Shareholders’ Meeting, dated February 23, 2007.

3.	Translation of the Motions of the Mandatory Annual Shareholders’ Meeting.

Item 1

Lima, February 22, 2007

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Gentlemen:

In compliance with Article 28 of the Stock Market Law and CONASEV Resolution No. N° 107-2002-EF/94.10 Telefónica del Perú S.A.A. hereby informs you about the call for the Mandatory Annual Shareholder’s Meeting and the Special Class B Shareholders’ Meeting which will take place on March 23, 2007, at 9:00 and 9:15 hours, respectively at Av. Arequipa 1155, Santa Beatriz, Lima. If the mandatory quorum is not reached on such date, the Mandatories will take place on March 27, 2007 or on April 2nd 2007, in second and third citation, respectively, to the same time and place indicated previously. These meetings will refer to the following matters:

SPECIAL CLASS B SHAREHOLDERS’ MEETING

1.	Designation of alternate’s directors on behalf of Class B shareholders to cover the vacancies produced.

SHAREHOLDERS’ MEETING

1.	Approval of the corporate management and economic results of financial year 2006.

2.	Application of profits for 2006.

3.	Annual compensation of the directors.

4.	Authorization to the Board of Directors to designate the external auditors for 2006.

5.	Amendment of Article 33 of the Company’s Bylaws to establish that the Board of Directors´ Meetings take place on a quarterly basis frequency for the celebration of the sessions of the Board of Directors.

In compliance with the Regulations on Important Events, Reserved Information and Other Communications, please find enclosed herewith the files containing the following information, which is available for the shareholders at the Board of Directors Secretariat:

•	Notice of the meeting to be published in the next few days in “El Peruano” and in another newspaper of major circulation in Lima.

•	Motions.

•	Annual Report of the Company corresponding to 2005 as well as the audited and consolidated financial statements of 2006.

•	Individual audited financial statements of the Company as of December 31, 2006, that includes the opinion signed by the associate responsible for external audit of the firm.

Sincerely,

Julia María Morales Valentín
Stock Market Representative
Telefónica del Perú S.A.A.

Item 2

TELEFONICA DEL PERU S.A.A.

NOTICE OF THE SPECIAL CLASS B SHAREHOLDERS’ MEETING AND SHAREHOLDERS’ MEETING

Pursuant to the provisions set forth in the Company’s Bylaws and in the General Corporations’ Law, a Special Class B Shareholders’ Meeting and a Shareholders’ Meeting is hereby called to be held, on first notice, on March 23, 2007, at 9:00 and 9:15 hours, respectively at Av. Arequipa 1155, Santa Beatriz, Lima.

PURPOSE OF THE MEETING

SPECIAL CLASS B SHAREHOLDERS’ MEETING

•	Election of alternate directors on behalf of the Class B shareholders.

SHAREHOLDERS’ MEETING

•	Approve the corporate management and economic results of financial year 2006.

•	Application of profits.

•	Board of Directors´ compensation.

•	Delegation of faculties to the Board of Directors for the designation of external auditors for financial year 2007.

•	Amendment of Article 33 of the Company´s Bylaws to establish that the Board Of Directors´ meetings take place on a quarterly basis.

If the Special Class B Shareholders´ Meeting and the Shareholders´ Meeting are not carried forward in the scheduled first date, they will take place in the same place and time considered for such meetings, on March 27 and April 2, on second and third notice, respectively.

Those who have the status of class B shareholders ten days prior to the Special Class B Shareholders´ meeting will be entitled to attend said meeting. Those who appear as shareholders at the referred time will be entitled to attend the Shareholders’ Meeting.

By virtue of the provisions set forth in the Company’s Bylaws, the shareholders may be represented by another person, for which purpose they must issue a power of attorney in writing with their signature legalized before a notary public, especially for the Class B Special Shareholders’ Meeting and for the Shareholders’ Meeting, unless the power of attorney has been issued through a public deed. The powers of attorney must be registered with the Secretary of the Board, located at Avenida Arequipa 1155, sixth floor, Santa Beatriz, Lima, no later than twenty-four hours prior to the time scheduled for the meetings, without considering within such time frame the hours corresponding to non-business-days.

The documentation relating to the business that will be transacted at the meeting shall be available to the shareholders of the Company at the Board of Directors Secretariat, located at Av. Arequipa 1155, 6th floor, Santa Beatriz, Lima.

Lima, February 23, 2007

The Board of Directors

Item 3

MANDATORY ANNUAL SHAREHOLDERS’ MEETING

MOTION NO. 1

APPROVAL OF THE CORPORATE MANAGEMENT AND ECONOMIC RESULTS

OF FINANCIAL YEAR 2006

“THE BOARD OF DIRECTORS OF TELEFONICA DEL PERU S.A.A.”

WHEREAS, pursuant to the provisions contained in Article 221 of the General Corporations’ Law, the Board of Directors has prepared the Annual Report and the financial statements for financial year 2006;

WHEREAS, pursuant to the provisions contained in Articles 114 of the General Corporations’ Law and 16 of the Corporate Bylaws, the Mandatory Annual Shareholders’ Meeting must issue a statement on the corporate management and economic results of the Company expressed in the financial statements;

The Board of Directors proposes to the Mandatory Annual Shareholders’ Meeting the following

MOTION:

1. To approve the corporate management and the economic results of financial year 2006, which are expressed in the Annual Report and Audited Financial Statements.

MANDATORY ANNUAL SHAREHOLDERS’ MEETING

MOTION NO. 2

APPLICATION OF PROFITS FOR 2006

“THE BOARD OF DIRECTORS OF TELEFONICA DEL PERU S.A.A.”

WHEREAS, pursuant to the provisions contained in Articles 114 of the General Corporations’ Law and 16 of the Corporate Bylaws, the Mandatory Annual Shareholders’ Meeting must resolve on the application of profits that may have been obtained during the financial year;

WHEREAS, as a result of the 2006 corporate management a net profit of S/. 176,030,405.49 has been obtained after deducting workers’ profit sharing and the respective taxes payable by law;

WHEREAS, pursuant to Article 229 of the General Corporations’ Law, a minimum of 10% of the year’s distributable profits, after deducting income tax, must be allocated to legal reserve, until it reaches an amount equal to one-fifth of the share capital;

WHEREAS, it is convenient to maintain the full amount of the net profit obtained in financial year 2006 in the cumulative results account, to be applied on a later date.

The Board of Directors proposes the following to the Mandatory Annual Shareholders’ Meeting.

MOTION:

1.- To approve that the full amount of the net profits of Telefónica del Perú S.A.A., after deducting the legal reserve, be allocated to the Company’s cumulative results account, to be applied on a later date.

2.- To delegate powers to the Board of Directors so that, if it is deemed relevant and after assessing the company’s financial situation, it may determine the destination that it will give to the cumulative results, being able to resolve the payment of dividends charged to all or part thereof, in one or more tranches, for which purpose it is authorized to fix the amount, the respective registration and delivery dates, as well as any other aspect that may be required to enforce this benefit.

3.- Pursuant to the dividend policy approved at the Mandatory Annual Shareholder’s Meeting dated in March 28, 2005, to empower the Board of Directors to fix, should it deem it relevant and after assessing the company’s financial situation, a provisional dividend on account of the final dividend to be approved by the Shareholders’ Meeting in 2008 in respect of financial year 2007, authorizing it for such purpose to fix the amount, and the respective cut-off, registration and delivery dates and any other aspect that may be required, as appropriate, to enforce it.

MANDATORY ANNUAL SHAREHOLDERS’ MEETING

MOTION NO. 3

ANNUAL COMPENSATION OF THE DIRECTORS

“THE BOARD OF DIRECTORS OF TELEFONICA DEL PERU S.A.A.”

WHEREAS, pursuant to the provisions contained in Articles 114 of the General Corporations’ Law and 16 of the Corporate Bylaws, the Mandatory Annual Shareholders’ Meeting must fix the Board of Directors’ compensation;

The Board of Directors proposes to the Shareholders’ Meeting the following:

MOTION:

1. To maintain as the directors’ compensation for financial year 2007, the one fixed at the Shareholders’ Meeting dated March 9, 1998. This compensation will be paid only to those directors who are not simultaneously executives of any of the companies pertaining to the Telefónica Group, with the exception of the Chairman of the Board.

MANDATORY ANNUAL SHAREHOLDERS’ MEETING

MOTION NO. 4

AUTHORIZATION TO THE BOARD OF DIRECTORS TO DESIGNATE

THE EXTERNAL AUDITORS FOR 2007

“THE BOARD OF DIRECTORS OF TELEFONICA DEL PERU S.A.A.”

WHEREAS, pursuant to the provisions contained in Articles 114 of the General Corporations’ Law and 16 of the Corporate Bylaws, the Mandatory Annual Shareholders’ Meeting must designate or delegate to the Board of Directors the designation of the company’s external auditors;

The Board of Directors proposes to the Shareholders’ Meeting the following:

MOTION:

1. To delegate to the Board of Directors the designation of the external auditors for financial year 2007.

MANDATORY ANNUAL SHAREHOLDERS’ MEETING

MOTION NO. 5

AMENDMENT OF ARTICLE 33 OF THE COMPANY´S BYLAWS TO ESTABLISH

THAT THE BOARD OF DIRECTORS´ MEETINGS TAKE PLACE ON A QUARTERLY

BASIS

WHEREAS, pursuant to the provisions contained in Articles 115 of the General Corporations’ Law and 17 of the Corporate Bylaws, the Mandatory Annual Shareholders’ Meeting must approve every amendment of the Corporate Bylaws.

The Board of Directors proposes the amendment of provisions contained in Article 33 of the Corporate Bylaws in order to approve that its meetings take place at least once on a quarterly basis, in spite that it may be called as many times as required in the interest of the Company.

The Board of Directors proposes to the Shareholders’ Meeting the following:

MOTION:

1. To approve the amendment of Article 33 of the Corporate Bylaws in the following terms:

Article 33.- The Board of Directors shall meet al least once on a quarterly basis and as many times as required in the interest of the Company.

The Board of Directors shall establish the necessary rules to call and conduct meetings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú

Date: March 7, 2007	By:	/s/ Julia María Morales Valentín
	Name:	Julia María Morales Valentín
	Title:	General Counsel of Telefónica del Perú S.A.A.